Exhibit 11

CODE OF BUSINESS CONDUCT

INTRODUCTION

The business conduct principles and rules set out in this policy are provided as the governing standards to ensure that we promote the Stolt Nielsen S.A.’s and its subsidiaries’ (hereinafter the “Company”) mission and meet our targets in an ethical, honest and legal manner.

RULES OF CONDUCT

Business Behaviour

The Company conducts its business with honesty and integrity.  The Company competes fairly and ethically within the framework of applicable competition laws.

Laws and Regulations

The Company complies with the applicable laws, rules and regulations of the countries in which the Company operates or under which the Company has any contractual association.

Confidentiality of Company information

All Personnel must not, directly or indirectly, use, disclose, reproduce or make available in any form any confidential Company information.  This applies to internal Company matters, as well as industry information other than that which is generally available to the public and extends beyond the termination of employment / contractual relationship.

Conflict of Interest

All Personnel must pay particular attention to conflict of interest issues.  If an employee is faced with a situation in which his or her personal financial, political or other interests or those of individuals or entities close to them may conflict with that of the Company, they must report it immediately to their Management.

In this respect, no Personnel shall acquire an interest or accept a position as consultant or part-time employee with a competitor, a supplier or a customer without prior written agreement of his or her Management.

Insider Trading

Each individual working for or with the Company who has access through his or her position in the Company to privileged non-public information, which could influence the price of the shares of the Company, or companies with which the Company has a business relationship, shall not engage in divulging such information nor trade in those shares, or any other financial instruments, including exercising share options.

Proper Accounting and Record Keeping

All transactions on behalf of the Company’s entities must be appropriately described in the records of the Company and accounted for in accordance with the Management System and may be subject to audit.  No secret or unrecorded fund of money or other assets is to be established or maintained.

Ethical Conduct, Disclosure and Compliance

The Company promotes honest and ethical conduct and adopts relevant policies that mandate full, fair,

accurate, timely and understandable disclosure in the reports and documents filed with the Securities and Exchange Commission and in other public communications by the Company, as well as strict compliance with applicable governmental laws, rules and regulations.

Internal Control System

Management is committed to establish, maintain, and regularly evaluate the effectiveness of a business-wide internal control system including, but not limited to, detailed procedures for purchasing and sales functions, inventory controls, accounting, financial reporting and disclosure.

Appropriate guidelines for the internal control structure and the disclosure controls and procedures are defined within the relevant policies and work instructions.

Relationships with Government Officials, Customers, Suppliers and Partners

These relationships should be conducted ethically and in compliance with local and international statutory requirements and standards applicable to local subsidiaries as well as to the Company’s parent company.

Gifts within the context of business relationships or activities should not be given, directly or indirectly, or accepted, directly or indirectly, if they could be considered extravagant. Similarly, entertainment should not be extended or received if it could be seen as extravagant or unduly frequent.

Communities and Political Activity

The Company respects and promotes a harmonious working relationship with the local communities in which it operates. The Company acts in accordance with appropriate national laws in a socially responsible manner and refrains from participation in party politics.

Commissions, Fees and Similar Payments

All Commissions, consultants’ fees, retainers or similar payments should be clearly related to, and commensurate with, the services being performed.

Joint Ventures

                When participating in joint ventures, the Company promotes the application of the above principles and rules in the management of the joint venture operation.

APPLICABILITY AND ENFORCEMENT

The Company’s policy on business conduct is applicable to all directors, permanent and temporary members of staff, including the Chief Executive Officer, Chief Financial Officer and the Corporate Controller (the principal accounting officer), contractors and consultants (hereinafter the “Personnel”) and should be complied with at all times.  In line with the principles of this policy, all Personnel are expected to carry out their duties and maintain their internal and external relationships in a professional manner with utmost integrity while avoiding any conflict of interest.

The Company will not tolerate any breach of this policy.  Individuals found to be in breach of the rules of conduct will be subject to disciplinary action up to and including termination of service.

                All incidents involving a breach of this policy must be reported immediately to Line Management / and the Head of Operational Review, SNSA.  In the event that reporting a specific breach of this policy to Line Management is deemed inappropriate, the incident must be reported directly to the Head of Operational Review.  All major incidents are to be reported by the Head of Operational Review to the Executive Vice-President, SNSA and the Chairman of the Audit Committee.  For the purpose of this policy, any incident of fraud is considered a major incident and reported as such.

In the event that reporting a specific breach of this policy to Line Management is deemed inappropriate, the incident must be reported directly to the Chairman of the Audit Committee.  Reports as mentioned above may be made anonymously.

No employee may be discharged, demoted, suspended, threatened, harassed, or in any other manner discriminated against as a result of reporting a breach of this, or any other Company’s policies or procedures.